A Special Meeting of Shareholders was held on February 13, 2003 at 522 Fifth Avenue, New
York, New York 10036 for purposes of approving an Agreement and Plan of Reorganization
(the "Reorganization Plan") between the following series of J.P. Morgan Series Trust and Mutual
Fund Select Group:

Acquiring Fund
JPMorgan Tax Aware U.S. Equity
Target Fund
JPMorgan Select Large Cap Equity ("LCEF")


Under the Reorganization Plan, the Target Fund would transfer all of its assets and liabilities to the Acquiring Fund in a tax-free reorganization.
In exchange, shareholders of the Target Fund would receive shares of the Acquiring Fund with a value equal to their respective holdings in the Target Fund. A majority of shareholders of LCEF approved the Reorganization Plan by the following votes:


LCEF
For 11,956,568
Against 0
Abstain 0